May 6, 2015

VIA EDGAR

Terence O'Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-4631

Re:    Crown Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 0-50189

Dear Mr. O'Brien:

Crown Holdings, Inc. ("we," "Crown" or the "Company") is responding to the comments raised in your letter dated April 24, 2015 regarding Crown's Form 10-K for the fiscal year ended December 31, 2014. For your convenience, the comments are included in this letter in bold face type and are followed by the applicable response.

Form 10-K for the year ended December 31, 2014

Financial Statements

Notes to Consolidated Financial Statements

E. Receivables, page 55

1.	In regards to your receivables securitization facilities, please address the following:

•
During 2014, you amended your securitization facilities to provide for the sale of certain customer receivables without recourse on a revolving basis. Please tell us the specific terms that were changed in 2014 and correspondingly how these changes resulted in accounting for these transactions as sales rather than secured borrowings pursuant to ASC 310-10-25-3 and ASC 860-10-40-5;

Prior to 2014, the Company’s securitization facilities were accounted for as secured borrowings. In 2014, the Company amended the facilities to change from the sale of participating interests to the sale of entire receivables and to revise recourse provisions to be consistent with legal true sales in certain jurisdictions.

In connection with the amendments, the Company considered whether the transfers were subject to the participating interest guidance in ASC 860-10-40-6A. Since the Company sells full title and ownership in the underlying receivables, the participating interest guidance does not apply and the analysis moved to the control criteria in ASC 860-10-40-5.
ASC 860-10-40-5 sets forth criteria for control of the receivables to be considered transferred, which includes: (1) legal isolation of the transferred financial assets, (2) transferee’s rights to pledge or exchange, and (3) effective control.
As legal isolation is primarily a legal determination, we obtained legal opinions from third party counsels to support the Company’s accounting conclusions that the transfers of receivables meet the legal true-sale criterion and that a court would conclude that the transferred receivables would not be substantively consolidated in the Company’s bankruptcy estate in the respective legal jurisdictions.
There are no terms in the agreements that constrain the purchasers from pledging or exchanging the transferred receivables.
The Company has relinquished control over the transferred financial assets. There are no provisions in the agreements that require or permit the Company to reacquire any of the transferred receivables.
As described above, given that all three criteria pursuant to ASC 860-10-40-5 are met, the Company concluded receivables transferred under the amended facilities should be accounted for as sales rather than as secured borrowings.

•
You derecognize receivables sold and recognize any deferred purchase price in prepaid expenses and other current assets, which is then reduced as collections of the underlying receivables occur. Please help us better understand the timing of cash flows related to these securitizations and correspondingly why amounts are initially recorded in prepaid expenses and other current assets when the receivables are sold and only removed from your balance sheet as collections of the underlying receivables occur; and

The Company’s North American securitization facility includes a deferred purchase price component. As consideration for the sale of its receivables, the Company receives: (i) a cash payment and (ii) a new asset, the deferred purchase price receivable from the purchaser, which will be paid to the Company as payments on the receivables are collected from the account debtors. As the criteria for sale accounting have been met, the Company derecognizes the receivables transferred to the purchaser from its balance sheet and recognizes any new assets obtained from the purchaser. Accordingly, the Company derecognizes the entire amount of receivables sold from its consolidated balance sheet and recognizes an asset at fair value for the deferred purchase price receivable as well as the cash received. As the deferred purchase price is not a trade receivable nor is the balance expected to exceed 5% of total current assets, it is reported in “Prepaid expenses and other current assets”. As receipt of the deferred purchase price coincides with collections of the underlying receivables, the collection period is short in duration.

•
You disclose that days sales outstanding for trade receivables improved from 38 in 2013 to 36 in 2014. Please disclose the impact on this measure of the change in accounting for your securitization facilities as well as any other significant transactions related to trade receivables.

Days sales outstanding for trade receivables improved from 38 days in 2013 to 36 days in 2014 primarily due to a decrease of 11 days related to the derecognition of receivables under the Company’s securitization and factoring programs, partially offset by an increase of 4 days due to the acquisition of Mivisa. The increase due to Mivisa is primarily because food can customers generally have longer payment terms than beverage can customers. The remaining increase is attributable to various factors including extended customer payment terms and volume growth in emerging markets where payments terms are generally longer.
In future filings, we will disclose the quantitative impact of securitization and other significant transactions on days sales outstanding to the extent that the impact is significant.

* * * *

Crown acknowledges that:

•	Crown is responsible for the adequacy and accuracy of the disclosure in Crown's filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	Crown may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this letter, please contact David A. Beaver, Vice President and Corporate Controller, at (215) 698-5041.

Crown Holdings, Inc.

/s/ David A. Beaver
Name: David A. Beaver
Title: Vice President and Corporate Controller